Exhibit 2

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

April 5, 2015

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the condensed consolidated financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, secure identification, secure transactions, secure monitoring and control, secure interfaces, industrial, mobile handsets, industrial computing and consumer.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, San Jose, CA 95134, United States of America, phone number +1 408 518 5400.

Recent Developments

Quintic

On February 9, 2015, we acquired Quintic’s Bluetooth Low Energy (BTLE) and Wearable businesses. With this transaction, NXP adds BTLE to an existing portfolio of ultra-low power RF-connectivity solutions key to the Internet-of-Things.

Freescale

On March 1, 2015, NXP and Freescale Semiconductor, Ltd. (“Freescale”) entered into a merger agreement pursuant to which Nimble Acquisition Limited, a wholly-owned, indirect subsidiary of NXP, will merge with and into Freescale, with Freescale surviving the merger as a wholly-owned, indirect subsidiary of NXP.

The merger would create a high performance mixed signal semiconductor industry leader, with combined revenue of greater than $10 billion. The combined company will capitalize on the growing opportunities created by the accelerating demand for security, connectivity and processing.

Under the terms of the merger agreement, Freescale shareholders will receive 0.3521 of an NXP ordinary share and $6.25 in cash, without interest, for each Freescale common share held at the close of the merger (other than certain Freescale common shares which will be cancelled as set forth in the merger agreement). Post-closing, Freescale shareholders are currently expected to own approximately 32 percent of the combined company. The merger has been unanimously approved by the boards of directors of both companies and is subject to regulatory approvals in various jurisdictions and customary closing conditions, as well as the approval of NXP and Freescale shareholders. In connection with the merger, NXP has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a preliminary joint proxy statement of NXP and Freescale that also constitutes a preliminary prospectus of NXP. The information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. The merger is currently expected to close in the second half of 2015. We expect to account for the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations, with NXP treated as the accounting acquirer.

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Athena

On March 9, 2015, we acquired Athena SCS Ltd., a provider of solutions securing the rapidly expanding connected world. The acquisition will further strengthen NXP’s offering in providing secure solutions across a multitude of applications in the areas of Internet-of-Things, portable & wearables and automotive.

Results of Operations

The following table presents the composition of operating income (loss):

($ in millions, unless otherwise stated)	Q1 2015	Q1 2014
Revenue	1,467	1,246
% nominal growth	17.7	14.8
Gross profit	704	585
Research and development	(199)	(189)
Selling, general and administrative	(210)	(213)

Operating income (loss)	295	183

Revenue

Effective January 1, 2015, we have reorganized the HPMS segment from the four business lines: Automotive, Identification, Infrastructure & Industrial and Portable & Computing into the following four business lines: Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Power.

The following table presents revenue and revenue growth by segment for the three months ended April 5, 2015 and March 30, 2014:

	Q1 2015		Q1 2014
($ in millions, unless otherwise stated)	Revenue	Growth %	Revenue	Growth %
HPMS	1,104	21.1	912	17.5
SP	323	9.5	295	5.7
Corporate and Other	40	2.6	39	30.0

Total	1,467	17.7	1,246	14.8

Q1 2015 compared to Q1 2014

Revenue increased by $221 million to $1,467 million in the first quarter of 2015 compared to $1,246 million in the first quarter of 2014, a year-on-year growth of 17.7%.

Our HPMS segment saw an increase in revenue of $192 million to $1,104 million in the first quarter of 2015 compared to $912 million in the first quarter of 2014, resulting in 21.1% year-on-year growth. The growth in revenue was primarily driven by increased demand in Secure Connected Devices with the ramp up of mobile transactions in high-end smartphone and tablet platforms, Secure Interfaces and Power with the continuous strength in the roll out of 4G base stations and to a lesser degree by Automotive, mainly in our car entertainment products. On the other hand, our Secure Identification Solutions business had a revenue compression year on year primarily within our Secure ID products.

Revenue for our SP segment increased by $28 million to $323 million in the first quarter of 2015, compared to $295 million in the first quarter of 2014. The increase was primarily due to increased demand in general applications, as a result of continued market share gains.

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Gross Profit

The following table presents gross profit by segment for the three months ended April 5, 2015 and March 30, 2014:

	Q1 2015		Q1 2014
($ in millions, unless otherwise stated)	Gross profit	% of segment revenue	Gross profit	% of segment revenue
HPMS	597	54.1	508	55.7
SP	110	34.1	85	28.8
Corporate and Other	(3)	(7.5)	(8)	(20.5)

Total	704	48.0	585	47.0

Q1 2015 compared to Q1 2014

Gross profit in the first quarter of 2015 was $704 million, or 48.0% of revenue compared to $585 million, or 47.0% of revenue in the first quarter of 2014, an increase of $119 million. This increase was primarily attributable to market share gains in our HPMS segment. Our gross profit rate, up 1.0 point when compared to 2014, is heavily influenced by our product mix in our business lines.

Our HPMS segment had a gross profit of $597 million, or 54.1% of revenue in the first quarter of 2015, compared to $508 million, or 55.7% of revenue in the first quarter of 2014. The decrease in the gross profit percentage of 1.6 points was driven by changes in product mix across all business lines.

Gross profit in our SP segment was $110 million, or 34.1% of revenue in the first quarter of 2015, compared to $85 million, or 28.8% of revenue in the first quarter of 2014. The increase in the gross profit percentage of 5.3 points was driven by the benefit of market share gains, richer product mix and improved manufacturing costs.

Operating expenses

The following table presents operating expenses by segment for the three months ended April 5, 2015 and March 30, 2014:

	Q1 2015		Q1 2014
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	331	30.0	307	33.7
SP	58	18.0	73	24.7
Corporate and Other	20	50.0	22	56.4

Total	409	27.9	402	32.3

The following table below presents the composition of operating expenses by line item in the statement of operations:

($ in millions, unless otherwise stated)	Q1 2015	Q1 2014
Research and development	199	189
Selling, general and administrative	210	213

Operating expenses	409	402

Q1 2015 compared to Q1 2014

Operating expenses increased $7 million to $409 million in the first quarter of 2015, compared to $402 million in the first quarter of 2014, though as a percentage of revenue decreased to 27.9% in the first quarter of 2015 compared to 32.3% in the first quarter of 2014. The increase in operating expenses was driven by higher investment in research and development, primarily in our HPMS segment coupled with higher share-based compensation costs due to an increased number of employees. The decrease in operating expenses as a percentage of revenue was primarily driven by our continued focus on cost controls in selling, general and administrative expenses.

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In our HPMS segment, operating expenses increased $24 million, amounting to $331 million, or 30.0% of revenue in the first quarter of 2015, compared to $307 million, or 33.7% of revenue in the first quarter of 2014. This increase was attributable to higher investment in research and development.

In our SP segment, operating expenses decreased $15 million, amounting to $58 million, or 18.0% of revenue in the first quarter of 2015, compared to $73 million, or 24.7% of revenue in the first quarter of 2014. The decrease was a result of lower research and development expenses in this segment when compared with the same period in the prior year and the absence of $8 million restructuring and restructuring related costs in the current period when compared to the first quarter of 2014.

Restructuring charges

Q1 2015 compared to Q1 2014

Restructuring and restructuring related costs amounted to $12 million in the first quarter of 2015 compared to $33 million in the first quarter of 2014. In the first quarter of 2015, we had restructuring charges that related to various specific targeted actions. In the first quarter of 2014, we had restructuring charges, which primarily related to workforce reduction charges at our ICN 8 wafer fab in Nijmegen in addition to restructuring and restructuring related costs that were for the cumulative impact of specific targeted actions.

Operating income (loss)

The following table presents operating income (loss) by segment for the three months ended April 5, 2015 and March 30, 2014:

	Q1 2015		Q1 2014
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue
HPMS	266	24.1	200	21.9
SP	52	16.1	12	4.1
Corporate and Other	(23)	(57.5)	(29)	(74.4)

Total	295	20.1	183	14.7

The table below depicts the PPA effects for the three months ended April 5, 2015 and March 30, 2014 per line item in the statement of operations:

($ in millions, unless otherwise stated)	Q1 2015	Q1 2014
Gross profit	(3)	(3)
Selling, general and administrative	(30)	(41)
Other income (expense)	—	(2)

Operating income (loss)	(33)	(46)

“PPA effects” reflect the amortization in the period related to fair value adjustments resulting from acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

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The table below summarizes the PPA effects for the three months ended April 5, 2015 and March 30, 2014 on operating income (loss) by segment:

($ in millions, unless otherwise stated)	Q1 2015	Q1 2014
HPMS	(14)	(24)
SP	(14)	(15)
Corporate and Other	(5)	(7)

Total	(33)	(46)

Q1 2015 compared to Q1 2014

The decrease in PPA effects when comparing the first quarter of 2015 to the same period of 2014 results in part from certain items becoming fully amortized during the course of 2014.

Net income (loss)

The following table presents the composition of net income:

($ in millions, unless otherwise stated)	Q1 2015	Q1 2014
Operating income (loss)	295	183
Financial income (expense)	(373)	(45)
Benefit (provision) for income taxes	(15)	(15)
Result equity-accounted investees	3	1

Net income (loss)	(90)	124

The following table presents the details of financial income and expenses:

Financial income (expense)

($ in millions, unless otherwise stated)	Q1 2015	Q1 2014
Interest income	1	1
Interest expense	(47)	(35)
Foreign exchange results	(208)	(2)
Extinguishment of debt	—	(3)
Change in fair value of the Warrant liability	(115)	—
Other	(4)	(6)

Total	(373)	(45)

Q1 2015 compared to Q1 2014

Financial income (expense) was an expense of $373 million in the first quarter of 2015, compared to an expense of $45 million in the first quarter of 2014. In the first quarter of 2015, two significant items impacted financial income (expense), the loss of $208 million as a result of changes in foreign exchange rates mainly applicable to the re-measurement of our U.S. dollar-denominated notes and a loss of $115 million as a result of the mark-to-market adjustment on the Warrant liability. The re-measurement of our U.S. dollar-denominated notes are due to the notes residing in a Euro functional currency entity, the loss was a result of the significant change in the EUR/USD exchange rate during the period. During 2014, NXP sold warrants for the purchase of up to approximately 11.2 million shares on NXP common stock to certain counterparties that also included the initial purchasers of the 2019 Cash Convertible Senior Notes. The warrants are recorded in Other non-current liabilities with changes in the fair value recognized in the consolidated statement of comprehensive income each quarter. The mark-to-market adjustment on the Warrant liability for the first quarter of 2015 was primarily attributable to the increase in NXP’s share price over the period.

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Benefit (provision) for income taxes

Q1 2015 compared to Q1 2014

The income tax expense was $15 million for the three months ended April 5, 2015, compared to $15 million tax expense for the three months ended March 31, 2014, and the effective income tax rates were (19.2%) and 10.9%, respectively. The effective income tax rates were mainly impacted by non-tax deductible losses on derivatives, foreign exchange losses offset by tax incentives in certain jurisdictions, and the mix of income and losses in various jurisdictions including those where a valuation allowance is recorded.

Results relating to equity-accounted investees

Q1 2015 compared to Q1 2014

Results relating to the equity-accounted investees amounted to a gain of $3 million in the first quarter of 2015, compared to a gain of $1 million in the first quarter of 2014.

Non-controlling interests

Q1 2015 compared to Q1 2014

Non-controlling interests are related to the third party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $17 million in the first quarter of 2015, compared to a profit of $14 million in the first quarter of 2014.

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at April 5, 2015 and December 31, 2014:

(number of full-time employees)	April 5, 2015	December 31, 2014
HPMS	3,606	3,344
SP	1,750	1,674
Corporate and Other	22,402	22,866

Total	27,758	27,884

(number of full-time employees)	April 5, 2015	December 31, 2014
Europe and Africa	6,406	6,344
Americas	527	518
Greater China	7,896	8,094
Asia Pacific	12,929	12,928

Total	27,758	27,884

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Liquidity and Capital Resources

At the end of the first quarter of 2015, our cash balance was $1,355 million, an increase of $170 million compared to December 31, 2014. Taking into account the available amount of the Secured Revolving Credit Facility, we had access to $2,029 million of liquidity as of April 5, 2015.

Our capital expenditures were $80 million in the first quarter of 2015, compared to $51 million in the first quarter of 2014.

Our total debt amounted to $4,044 million as of April 5, 2015, virtually flat from December 31, 2014 ($3,999 million).

At the end of the first quarter of 2015, we had a capacity of $674 million remaining under our Secured Revolving Credit Facility, net of outstanding bank guarantees, based on the end of quarter exchange rate. However, the amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €620 million, is denominated in euro and the amounts drawn are denominated in U.S. dollars.

At April 5, 2015, our cash balance was $1,355 million, of which $461 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the first quarter of 2015, no dividend has been distributed by SSMC.

We repurchased $4 million of our common stock pursuant to our share buyback program during the first quarter of 2015 at a weighted average price of $81.22 per share.

Cash Flow from Operating Activities

In the first quarter of 2015 our operating activities provided $368 million (2014: $273 million) in cash. This was the result of a net loss of $90 million (2014: net income of $124 million), elimination of non-cash net income (loss) items, such as depreciation/amortization, exchange differences and other of $450 million (2014: $139 million) and changes in assets and liabilities of $8 million (2014: $10 million).

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $183 million in first quarter of 2015, compared to net cash used of $56 million in the same period in 2014. The increase in cash used for investing activities was primarily due to higher capital expenditures of $29 million and acquisitions of $103 million.

Cash Flow from Financing Activities

Net cash provided by financing activities in the first quarter of 2015 was $1 million compared to net cash used of $162 million in the first quarter of 2014. The decrease in net cash used for financing activities primarily resulted from lower treasury share repurchases of $454 million and the fact that NXP did not enter into financing transactions, whereas this was the case in the first quarter of 2014 ($258 million). The cash flows related to financing activities in the first quarter of 2015 and 2014 are described below under the captions YTD 2015 Financing Activities and YTD 2014 Financing Activities.

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YTD 2015 Financing Activities

There were no financing activities in the first quarter of 2015.

YTD 2014 Financing Activities

2017 Term Loan

On February 18, 2014, NXP entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due March 4, 2017. Concurrently, NXP called the $486 million principal amount Senior Secured Term Loan Facility due March 4, 2017. A $100 million draw-down under our existing Revolving Credit Facility and approximately $5 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million.

Contractual Obligations

During the first quarter of 2015, our contractual obligations increased with approximately $246 million resulting from normal business operations.

Off-balance Sheet Arrangements

At the end of the first quarter of 2015, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

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Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

	For the three months ended
($ in millions, unless otherwise stated)	April 5, 2015	March 30, 2014
Revenue	1,467	1,246
Cost of revenue	(763)	(661)

Gross profit	704	585
Research and development	(199)	(189)
Selling, general and administrative	(210)	(213)

Operating income (loss)	295	183
Financial income (expense):
- Extinguishment of debt	—	(3)
- Other financial income (expense)	(373)	(42)

Income (loss) before income taxes	(78)	138
Benefit (provision) for income taxes	(15)	(15)
Results relating to equity-accounted investees	3	1

Net income (loss)	(90)	124
Less: Net income (loss) attributable to non-controlling Interests	17	14

Net income (loss) attributable to stockholders	(107)	110
Earnings per share data:
Basic earnings per common share attributable to Stockholders in $
Net income (loss)	(0.46)	0.45
Diluted earnings per common share attributable to Stockholders in $
Net income (loss)	(0.46)	0.43
Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	233,116	245,300
- Diluted	233,116	255,167

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

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Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

	For the three months ended
($ in millions, unless otherwise stated)	April 5, 2015	March 30, 2014
Net income (loss)	(90)	124
Other comprehensive income (loss), net of tax:
Net investment hedge, net of deferred taxes of $0 and $0	(193)	(4)
Changes in fair value cash flow hedges, net of deferred taxes of $0 and $0	1	3
Foreign currency translation adjustments	160	3
Net actuarial gain (loss), net of deferred taxes of $1 and $0	11	—
Reclassification adjustments, net of deferred taxes of $0 and $0:
Changes in fair value cash flow hedges *	—	1

Total other comprehensive income (loss)	(21)	3

Total comprehensive income (loss)	(111)	127
Less: Comprehensive income (loss) attributable to non-controlling interests	17	14

Total comprehensive income (loss) attributable to stockholders	(128)	113

*	Included in Cost of revenue in the Condensed Consolidated Statements of Operations.

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

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Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)	April 5, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	1,355	1,185
Receivables, net	585	593
Assets held for sale	59	—
Inventories, net	772	755
Deferred tax assets	8	8
Other current assets	115	99

Total current assets	2,894	2,640

Non-current assets:
Investments in equity-accounted investees	73	71
Other non-current assets	479	365
Property, plant and equipment, net of accumulated depreciation of $2,489 and $2,560	1,107	1,123
Identified intangible assets, net of accumulated amortization of $1,195 and $1,293	558	573
Goodwill	1,954	2,121

Total non-current assets	4,171	4,253

Total assets	7,065	6,893
Liabilities and equity
Current liabilities:
Accounts payable	755	729
Liabilities held for sale	6	—
Restructuring liabilities-current	29	37
Payroll and related benefits	301	295
Accrued liabilities	202	239
Short-term debt	32	20

Total current liabilities	1,325	1,320
Non-current liabilities:
Long-term debt	4,012	3,979
Pension and postretirement benefits	267	284
Restructuring liabilities	4	3
Other non-current liabilities	722	506

Total non-current liabilities	5,005	4.772
Equity:
Non-controlling interests	280	263
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
- Authorized: 645,754,500 shares (2014: 645,754,500 shares); issued: none	—	—
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2014: 430,503,000 shares)
- Issued and fully paid: 251,751,500 shares (2014: 251,751,500 shares)	51	51
Capital in excess of par value	6,333	6,300
Treasury shares, at cost:
- 18,245,532 (2014: 19,171,454)	(1,168)	(1,219)
Accumulated deficit	(4,950)	(4,804)
Accumulated other comprehensive income (loss)	189	210

Total Stockholders’ equity	455	538

Total equity	735	801

Total liabilities and equity	7,065	6,893

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

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Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

	For the three months ended
($ in millions, unless otherwise stated)	April 5, 2015	March 30, 2014
Cash flows from operating activities:
Net income (loss)	(90)	124
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	95	102
Stock-based compensation	35	28
Change in fair value of the Warrant liability	115	—
Amortization of discount on convertible debt	10	—
(Gain) loss on extinguishment of debt	—	3
Results relating to equity-accounted investees	(3)	(1)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(65)	(47)
(Increase) decrease in inventories	(53)	1
Increase (decrease) in accounts payable and accrued liabilities	112	52
Decrease (increase) in other non-current assets	14	4
Exchange differences	208	2
Other items	(10)	5

Net cash provided by (used for) operating activities	368	273
Cash flows from investing activities:
Purchase of identified intangible assets	(2)	(9)
Capital expenditures on property, plant and equipment	(80)	(51)
Proceeds from disposals of property, plant and equipment	—	1
Proceeds from disposals of assets held for sale	—	3
Purchase of interests in businesses	(103)	—
Other	2	—

Net cash provided by (used for) investing activities	(183)	(56)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(1)	(1)
Amounts drawn under the revolving credit facility	—	450
Repayments under the revolving credit facility	—	(100)
Repurchase of long-term debt	—	(92)
Principal payments on long-term debt	(10)	(1)
Cash proceeds from exercise of stock options	16	40
Purchase of treasury shares	(4)	(458)

Net cash provided by (used for) financing activities	1	(162)
Effect of changes in exchange rates on cash positions	(16)	(5)

Increase (decrease) in cash and cash equivalents	170	50
Cash and cash equivalents at beginning of period	1,185	670

Cash and cash equivalents at end of period	1,355	720

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

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Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2014	232,580	51	6,300	(1,219)	(4,804)	210	538	263	801
Net income (loss)					(107)		(107)	17	(90)
Other comprehensive income						(21)	(21)		(21)
Share-based compensation plans			33				33		33
Treasury shares	(50)			(4)			(4)		(4)
Shares issued pursuant to stock awards	976			55	(39)		16		16

Balance as of April 5, 2015	233,506	51	6,333	(1,168)	(4,950)	189	455	280	735

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

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NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

We prepared our interim condensed consolidated financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in our Annual Report on Form 20-F for the year ended December 31, 2014. We have reclassified certain prior period amounts to conform to current period presentation.

We have made estimates and judgments affecting the amounts reported in our consolidated condensed financial statements and the accompanying notes. The actual results that we experience may differ materially from our estimates. The interim financial information is unaudited, but reflects all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented. This interim information should be read in conjunction with the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2014.

2 Recent Accounting Pronouncements

Accounting pronouncements adopted in 2015

In April, 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued- operations criteria. The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. The Company implemented the provisions of ASU 2014-08 as of January 1, 2015.

New pronouncements to be adopted after 2015

In May 2014, the Financial Accounting Standards Board issued a new standard to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under U.S. generally accepted accounting principles. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for us beginning in the first quarter of 2018; early adoption is prohibited. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. We have not yet selected a transition method nor have we determined the impact of the new standard on our consolidated condensed financial statements.

In August, 2014 the FASB issued ASU 2014-15, “Presentation of Financial Statements- Going Concern (Subtopic 205-40)”, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern. The ASU is effective for annual periods ending after December 15, 2016 and interim periods thereafter. Early adoption is permitted. The ASU is not expected to have a significant impact on the Company’s financial statements.

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In January, 2015 the FASB issued ASU 2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)”. This new guidance eliminates the separate presentation of extraordinary items, net of tax and the related earnings per share, but does not affect the requirement to disclose material items that are unusual in nature or infrequently occurring. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. Early adoption is permitted. The ASU is not expected to have a significant impact on the Company’s financial statements.

In February, 2015 the FASB issued ASU 2015-02, “ASU No. 2015 – 02 “Consolidation (Topic 810)”, the amendments to the Consolidation Analysis in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. The ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The ASU is not expected to have a significant impact on the Company’s financial statements.

3 Acquisitions

In the first quarter of 2015, we completed two acquisitions: the acquisition of Quintic’s Bluetooth Low Energy (“BTLE”) and Wearable businesses, located in China and the USA; and the acquisition of Athena SCS Ltd. (“Athena”), located in the United Kingdom. These acquisitions, both individually and in the aggregate, were not significant to our consolidated results of operations. The aggregate purchase price consideration of $102 million was allocated to goodwill ($39 million), other intangible assets ($69 million) and net liabilities assumed ($6 million). The other intangible assets relate to core technology ($29 million) with an amortization period varying up to 14 years, existing technology ($17 million) with an amortization period varying up to 5 years and in-process R&D ($23 million). As of April 5, 2015, we had not yet finalized the valuation of certain intangible assets and the deferred taxes in connection with these acquisitions. The finalization of these amounts is not expected to have a material effect on our consolidated financial position.

The results of BTLE are consolidated in the Secure Connected Devices business line that is part of the reportable segment HPMS. The results of Athena are consolidated in the Secure Identification Solutions business line that is part of the reportable segment HPMS.

4 Assets Held for Sale

In February 2015, NXP announced its intention to establish a 49% owned joint venture (JV) with China state-owned investment company JianGuang Asset Management Co. Ltd (JAC Capital) in China. The JV is intended to combine NXP’s advanced technology from its Bipolar Power business line with JAC Capital’s connections in the Chinese manufacturing network and distribution channels. The transaction is subject to the successful conclusion of certain closing conditions as well as the approval by relevant authorities, and is scheduled to close later this year. As a result, the Bipolar Power business line met the criteria to be classified as held for sale.

The following table summarizes the carrying value of the Bipolar Power business line asset and liabilities held for sale:

April 5, 2015
Receivables, net	2
Inventories	21
Property, plant and equipment, net	6
Identified intangible assets, net	8
Goodwill	22

Assets held for sale	59

Accounts payable	(6)

Liabilities held for sale	(6)

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This divestiture could result in a gain or loss on sale to the extent the ultimate selling price differs from the carrying value of the net assets recorded for the business line. The Bipolar Power business line classified as held for sale does not meet the criteria to be classified as a discontinued operation at April 5, 2015 primarily due to the disposal of this business not representing a strategic shift that will have a major effect on the Company’s operations and financial results.

The results of the Bipolar Power business are consolidated in the reportable segment SP.

5 Supplemental Financial Information

Statement of Operations Information:

Financial income and expense

	For the three months ended
	April 5, 2015	March 30, 2014
Interest income	1	1
Interest expense	(47)	(35)
Foreign exchange results	(208)	(2)
Extinguishment of debt	—	(3)
Change in fair value of the Warrant liability	(115)	—
Other	(4)	(6)

Total	(373)	(45)

The Company has applied net investment hedging since May 2011. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries of $1.7 billion has been hedged by our U.S. dollar-denominated notes. Financial income (expense) was an expense of $373 million in the first quarter of 2015, compared to an expense of $45 million in the first quarter of 2014. In the first quarter of 2015, two significant items impacted financial income (expense), the loss of $208 million as a result of changes in foreign exchange rates mainly applicable to the re-measurement of our U.S. dollar-denominated notes and a loss of $115 million as a result of the mark-to-market adjustment on the Warrant liability. The re-measurement of our U.S. dollar-denominated notes are due to the notes residing in a Euro functional currency entity, the loss was a result of the significant change in the EUR/USD exchange rate during the period. During 2014, NXP sold warrants for the purchase of up to approximately 11.2 million shares on NXP common stock to certain counterparties that also included the initial purchasers of the 2019 Cash Convertible Senior Notes. The warrants are recorded in Other non-current liabilities with changes in the fair value recognized in the consolidated statement of comprehensive income each quarter. The mark-to-market adjustment on the Warrant liability for the first quarter of 2015 was primarily attributable to the increase in NXP’s share price over the period.

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Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

	For the three months ended
	April 5, 2015	March 30, 2014
Net income (loss)	(90)	124
Less: net income (loss) attributable to non-controlling interests	17	14

Net income (loss) attributable to stockholders	(107)	110
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	233,116	245,300
Plus incremental shares from assumed conversion of:
Options 1)	—	6,172
Restricted Share Units, Performance Share Units and Equity Rights 2)	—	3,695
Warrants 3)	—	—

Dilutive potential common share	—	9,867
Adjusted weighted average number of share outstanding (after deduction of treasury shares) during the year (in thousands)	233,116	255,167
Basic EPS attributable to stockholders in $:
Net income (loss)	(0.46)	0.45
Diluted EPS attributable to stockholders in $:
Net income (loss)	(0.46)	0.43

1)	Stock options to purchase up to 10.4 million shares of NXP’s common stock that were outstanding in Q1 2015 were not included in the computation of diluted EPS as a net loss was incurred in the period. Stock options to purchase up to 3.5 million shares of NXP’s common stock that were outstanding in Q1 2014 were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.
2)	RSU’s, PSU’s and equity rights of 6.6 million shares that were outstanding in Q1 2015 were not included in the computation of diluted EPS as a net loss was incurred in the period. Unvested RSU’s, PSU’s and equity rights of 1.9 million shares in Q1 2014 were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights.
3.	A warrant to purchase up to approximately 11.2 million shares of NXP’s common stock at a price of $133.32 per share was outstanding in Q1 2015 (Q1 2014: nil). Upon exercise, the warrant will be net share settled. At the end of Q1, the warrant’s exercise price was greater than the average fair market value of the common shares. As a net loss was incurred in Q1 2015, the warrant was not included in the Q1 2015 computation of diluted EPS.

Balance Sheet Information

Inventories

Inventories are summarized as follows:

	April 5, 2015	December 31, 2014
Raw materials	50	50
Work in process	572	580
Finished goods	150	125

	772	755

The portion of finished goods stored at customer locations under consignment amounted to $19 million as of April 5, 2015 (December 31, 2014: $19 million).

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The amounts recorded above are net of allowance for obsolescence of $69 million as of April 5, 2015 (December 31, 2014: $64 million).

Accumulated other comprehensive income (loss), net of tax

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Unrealized gain (losses) available- for-sale-securities	Accumulated Other Comprehensive Income (loss)
As of December 31, 2014	(331)	627	(2)	(85)	1	210
Other comprehensive income (loss)	(193)	160	1	11	—	(21)

As of April 5, 2015	(524)	787	(1)	(74)	1	189

Cash Flow Information

	For the three months ended
Supplemental disclosures to the condensed consolidated cash flows	April 5, 2015	March 30, 2014
Net cash paid during the period for:
Interest	43	45
Income taxes	4	4
Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	—	4
Book value of these assets	—	(4)

	—	—
Non-cash financing information:
Exchange of Term Loan A1 for Term Loan E	—	400

6 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		April 5, 2015		December 31, 2014
	Fair value hierarchy1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Notes hedge	2	348	348	203	203
Other financial assets	2	35	35	44	44
Derivative instruments – assets	2	1	1	2	2
Liabilities:
Short-term debt	2	(24)	(24)	(12)	(12)
Short-term debt (bonds)	2	(8)	(8)	(8)	(8)
Long-term debt (bonds)	2	(3,984)	(4,482)	(3,976)	(4,255)
Other long-term debt	2	(28)	(28)	(3)	(3)
Notes Embedded Conversion Derivative	2	(348)	(348)	(203)	(203)
Warrants	2	(250)	(250)	(136)	(136)
Derivative instruments – liabilities	2	(2)	(2)	(4)	(4)

1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.

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The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges

The Notes hedges are measured at fair value using level 2 inputs. The instrument is not actively traded and is valued using an option pricing model that uses observable market data for all inputs, such as implied volatility of NXP’s common stock, risk-free interest rate and other factors.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

Notes Embedded Conversion Derivative and Warrants

The Notes Embedded Conversion Derivative and Warrants are measured at fair value using level 2 inputs. These instruments are not actively traded and are valued using an option pricing model that uses observable market data for all inputs, such as implied volatility of NXP’s common stock, risk-free interest rate and other factors.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

7 Debt

Short-term debt

	April 5, 2015	December 31, 2014
Short-term bank borrowings	7	8
Current portion of long-term debt	25	12

Total	32	20

At April 5, 2015, short-term bank borrowings of $7 million (December 31, 2014: $8 million) consisted of a local bank borrowing by our Chinese subsidiary.

Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding April 5, 2015	Due within 1 yr	Due after Q1, 2016	Due after Q1, 2020	Average remaining term (in years)	Amount outstanding December 31, 2014
USD notes	3.5%-5.8%	4.2%	3,037	8	3,029	1,000	4.2	3,039
Cash Convertible Notes	1.0%	1.0%	954	—	954	—	4.7	945
Bank borrowings	2.0%	2.0%	1	1	—	—	0.3	3
Liabilities arising from capital lease transactions	2.5%- 13.8%	2.9%	45	16	29	—	1.4	4

		3.4%	4,037	25	4,012	1,000	4.3	3,991

YTD 2015 Financing Activities

There were no financing activities in the first quarter of 2015.

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U.S. dollar-denominated notes

The following table summarizes the outstanding notes as of April 5, 2015:

	Principal amount	Fixed/ floating	Interest rate	Current coupon rate	Maturity date
Term Loan	$395	Floating	LIBOR plus 2% with a floor of 0.75%	2.75%	2017
Term Loan	$394	Floating	LIBOR plus 2.50% with a floor of 0.75%	3.25%	2020
Senior Unsecured Notes	$500	Fixed	3.5%	3.5%	2016
Senior Unsecured Notes	$750	Fixed	3.75%	3.75%	2018
Senior Unsecured Notes	$500	Fixed	5.75%	5.75%	2021
Senior Unsecured Notes	$500	Fixed	5.75%	5.75%	2023
Cash Convertible Notes	$1,150	Fixed	1%	1%	2019
Revolving Credit Facility		Floating			2017

Certain terms and Covenants of the U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $8 million annually.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of April 5, 2015 in the principal amount of $789 million (December 31, 2014: $791 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned term loans and the $675 million (denominated €620 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;
(b)	all present and future intercompany debt of the Company and each Guarantor;
(c)	all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and
(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•	if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

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•	if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•	if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

8 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, our divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, we also are subject to alleged patent infringement claims. We rigorously defend ourselves against these alleged patent infringement claims, and we rarely participate in settlement discussions. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period.

With the support from its in-house and outside counsel and based on its best estimate, the Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted.

Based on the procedures described above, the Company has no amount accrued for legal proceedings pending as of April 5, 2015, compared to approximately $2 million as of December 31, 2014, which are included in “Accrued liabilities”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

As at April 5, 2015, the Company believes that for all claims and litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $36 million. This estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate.

9 Related-Party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees.

Other

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

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The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	For the three months ended
	April 5, 2015	March 30, 2014
Revenue	3	1
Purchase of goods and services	19	21

The following table presents the amounts related to receivable and payable balances with these related parties:

	April 5, 2015	December 31, 2014
Receivables	14	15
Payables	25	30

10 Restructuring

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate.

The following table presents the changes in the position of restructuring liabilities in 2015 by segment:

	Balance January 1, 2015	Additions	Utilized	Released	Other changes	Balance April 5, 2015
HPMS	14	10	(3)	—	(1)	20
SP	5	—	(2)	—	—	3
Corporate and Other	21	1	(9)	(1)	(2)	10

	40	11	(14)	(1)	(3)	33

The total restructuring liability as of April 5, 2015 of $33 million is classified in the balance sheet under current liabilities ($29 million) and non-current liabilities ($4 million). In the first quarter of 2015 the Company recorded $11 million of additional restructuring liabilities which primarily consisted of various specific targeted actions.

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

The components of restructuring charges less releases recorded in the liabilities for the three months ended April 5, 2015 and March 30, 2014 are as follows:

	For the three months ended
	April 5, 2015	March 30, 2014
Personnel lay-off costs	11	27
Release of provisions/accruals	(1)	(2)

Net restructuring charges	10	25

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The following table summarizes the significant activity within, and components of, the Company’s restructuring obligations:

	Personnel lay- off costs	Lease and Contract Terminations	Total
Balance at January 1, 2015	39	1	40
Expense	10	—	10
Utilized 1)	(13)	(1)	(14)
Other changes	(3)	—	(3)

Balance at April 5, 2015	33	—	33

1)	Represents cash payments.

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	For the three months ended
	April 5, 2015	March 30, 2014
Cost of revenue	—	15
Selling, general and administrative	3	1
Research and development	7	9

Net restructuring charges	10	25

11 Provision for Income Taxes

Provision for Income Taxes:

	April 5, 2015	March 30, 2014
Tax expense (benefit)	15	15
Effective tax rate	(19.2)%	10.9%

The difference between our effective tax rates and our statutory tax rate of 25% resulted primarily from non-tax deductible losses on derivatives, foreign exchange losses offset by tax incentives in certain jurisdictions, and the mix of income and losses in various jurisdictions including those where a valuation allowance is recorded.

12 Segment Information

NXP is organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across six focused application areas: automotive, secure identification, secure transactions, secure monitoring and control, secure interfaces and industrial. Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as automotive, mobile handsets, industrial computing and consumer. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Power operating segments into one reportable segment, HPMS, and the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

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Revenue and operating income (loss)

	For the three months ended
Revenue	April 5, 2015	March 30, 2014
HPMS	1,104	912
SP	323	295
Corporate and Other 1)	40	39

	1,467	1,246

	For the three months ended
Operating income (loss)	April 5, 2015	March 30, 2014
HPMS	266	200
SP	52	12
Corporate and Other 1)	(23)	(29)

	295	183

1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”. Corporate and Other includes unallocated expenses not related to any specific business segment and corporate restructuring charges.

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